Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

This filing relates to the previously disclosed proposed business combination of Health Net, Inc. and Centene Corporation. The following is a presentation used and made available by Centene Corporation to investors and analysts beginning on July 13, 2015.

Centene + Health Net

July, 2015

This filing relates to the previously disclosed proposed business combination of Health Net, Inc. and Centene Corporation. The following is a presentation used and made available by Centene Corporation to investors and analysts beginning on July 13, 2015.

Safe Harbor Statement

Cautionary Statement Regarding Forward?Looking Statements

This document contains certain forward?looking statements with respect to  the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward?looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward?looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”,  “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several  factors which could cause actual plans and results to differ materially from those expressed or implied in forward?looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward?looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward?looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward?looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward?looking statements. Although it is believed that the expectations reflected in such forward?looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward?looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10?K for the fiscal year ended December 31, 2014 and in its reports on Form 10?Q and Form 8?K as well as in Health Net’s Annual Report on Form 10?K for the fiscal year ended December 31, 2014 and in its reports on Form 10?Q and Form 8?K.

Safe Harbor Statement

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will  be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S?4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and  each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents  filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be  obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725?4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291?6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management  and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is  filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell  or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Earnings Guidance Policy

Our Company’spolicy is, “that the Company undertakes no obligation toupdate itsearnings guidance, other than as part of its quarterly or yearly earnings disclosure, and that silence on guidance by the Company or Company officials should not be interpreted that guidance has or has not changed. In any event, no updated guidance would ever be given that is not previously or simultaneously disclosed in an SEC filing or other broad non?exclusionary means.”

“Further, it is Company policy to generally not hold discussions with investors commencing two weeks prior to earnings release.”

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

+ =

1. Growth in 2017 and beyond

2. Critical mass

3. Increased capabilities

4. Pro Forma 2015E Premium & Service Revenue of $37B

5. Adj. EBITDA in excess of $1.5B

Growth Drivers

Deeper Penetration in California (Largest Medicaid State, Segment Size:  12 Million) o Medicaid 1.7 M members o Medicare over 265K members o Exchange nearly 300K members o Duals Demo 27K members o Prison Health 125K eligibles

Medicare Advantage across Centene States o 2/3 Medicaid 400% Poverty Level or Less o HNT MA in AZ, CA, OR, WA

Additional Business o Tricare 2.8 M eligibles o VA nearly 5M eligibles o $600M in revenue

Centene o Additional Segments o Specialty Company Growth

Key Transaction Terms

$28.25 in cash plus 0.622 shares of Centene

Implies $78.57 per Health Net share based on July 1st close

Price

Total transaction value of $6.8B, including assumption of Health Net debt

Centene shareholders to own ~71% of Company and Health Net

shareholders to own ~29% of Company

Financing commitment of $2.7B

Financing Pro forma debt to capital ratio of ~40%

Permanent financing to consist primarily of senior notes

Projected Greater than 10% accretive to GAAP EPS in first full year

Financial Greater than 20% accretive to Adjusted EPS in first full  year

Impact Pre tax synergies of $150M by the end of year 2; half in year 1 (On top of Cognizant

Savings)

Expect to close in early 2016

Health Net and Centene shareholder approval

Expiration of Hart?Scott?Rodino waiting period and customary State approvals—

including “change of control” approvals from State insurance and  health regulators in Arizona, California and Oregon.

Cost Synergy Opportunities

Core G&A Efficiencies

Specialty Company $150M Integration Medical Costs in Year 2 Technology Platform

On Top of Cognizant Savings

Savings Are Incremental to Growth Opportunity

Critical Mass: Leader in High Quality Affordable Plans

Pro Forma Membership as of 3/31/15

Medicaid: 5.7 million Specialty / Government: 3.1 million Commercial / Exchanges: 1.3 million Medicare: 275,000 Duals: 40,000

Total 10.4 million

Centene Health Net Common States

Note: Map excludes Health Net’s TRICARE North Region membership

Diversifying and Setting the Stage for 2016 and Beyond

+

8% 4%

4% 4% 4% 11%

0.7% 8%

2% 19%

39%

16%

83%

64%

34%

2015E Revenue: 2015E Revenue: 2015E Pro Forma Revenue: $21 billion  $16 billion $37 billion

Medicaid Commercial / Exchanges Medicare

Specialty / Government Duals

Note: Estimate of revenue represents Premium and Service revenue and excludes health insurer fee revenue,  premium taxes and investment income

Significant and Real Growth Opportunities

Enhanced Introduces Increased Additional Opportunity for Leverage Commercial Leader in Medicare Government Targeted  Specialty Group Medicaid Advantage Health Exchange Platform Business Presence Programs Populations

National 4 Star Plans Leader in VA Depth and Harnesses Presence Centene States Quality TRICARE Breadth of strong Leadership Affordable Integrated distribution Position Plans Specialty channels Value Based Products Provides Networks opportunities on private exchanges

Increased Addressable Segments by Product

Medicaid

$612B

& CHIP

Medicare $689B $1.4 Medicare Duals $234B

Health Insurance trillion

$104B

Marketplace

Correctional

$9B

Healthcare

US Health Care – Public Financing

191 million

Millions of Beneficiaries (56% of Americans)

172 million (52% of Americans)

5

134 million

5 21

(42% of Americans) 14 5

7 72

62 CHIP Exchange 50 Medicare Medicaid

91 93 72

Source: HMA, 2014

2014 2019 2024

Current Pipeline

Medicaid Health Insurance

& CHIP Marketplace

Medicare Correctional (Duals) Healthcare

Opportunity for Deeper Penetration in segment

$140 billion

(Note: this figure does not include additional Medicare Advantage in  CNC States)

Centene Has Delivered Growth Since 2008

Healthcare coverage solutions

Government solutions az fl ga in oh sc tx wi

Low-income Medicaid

Chip

Abd (non duals)

Abd (dual-eligible) or dual demonstrations

Long-term services and supports

Foster care

Medicare special needs plan

Specialty health solutions

Pharmacy benefits

Behavioral & SPECIALTY THERAPIES

LIFE & Health management

Managed vision

Telehealth

8

States

70

Solutions

Combination Creates Increased Product Diversity Across a Broader Footprint (Pro Forma 2015)

CENTENE Corporation

Government Solutions	AZ	AR	CA	FL	GA	IL	IN	KS	LA	MA	MI	MN	MS	MO	NH	OH	OR[1]	SC	TN	TX	VT	WA	WI
TANF	•		•	•	•	•	•	•	•				•	•	•	•	•	•		•		•	•
Medicaid Expansion	•	•	•			•				•					•	•	•					•	
CHIP	•		•	•	•		•	•	•				•	•	•	•	•	•		•		•	•
ABD (non-duals)	•		•	•		•	•	•	•				•		•	•	•	•		•		•	•
ABD (Medicaid only dual-eligibles)	•		•	•				•							•		•			•			•
Dual Demonstrations			•			•					•					•		•		•			
Intellectually/Developmentally Disabled						•		•							•								
Long-Term Services and Supports	•			•		•		•			•				•	•		•		•			
Foster Care			•	•				•	•				•	•	•					•		•	
Medicare Advantage	•		•														•					•	
Medicare Special Needs Plan	•			•	•						•					•	•			•			•
Health Insurance Marketplace	•	•	•	•	•	•	•			•			•			•	•			•		•	
Correctional Healthcare			•							•		•							•		•		
Specialty Health Solutions																							
Pharmacy Benefits	•	•	•	•	•	•	•	•	•	•	•		•		•	•		•		•		•	
Behavioral & Specialty Therapies	•	•	•	•	•	•	•	•	•	•	•		•	•	•	•		•		•		•	•
Life & Health Management	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•		•	•	•	•	•	•
Primary Care Solutions for Complex Populations				•			•	•						•		•				•			•
Managed Vision	•	•	•	•	•	•	•	•	•	•	•		•	•	•	•		•		•		•	•
Dental Benefits[2]	•	•		•	•	•		•		•	•		•	•		•				•			•
Telehealth (Nurse Triage and Education Line)	•	•	•	•	•	•	•	•	•	•	•		•	•	•	•		•		•		•	•

1 *Entry underway with acquisition of Agate Resources anticipated to close in Q3 2015.*

2 *Centene is in process of transitioning dental services from external vendors to our new dental benefit management subsidiary.*

3 *Does not include HNT's Group Commercial and TRICARE lines of business.*

23 States **237 Solutions**

16

Enhanced Capabilities for Delivering

High Quality, Affordable Healthcare

Leading position in Government programs: Medicaid, Medicare, VA and TRICARE

Government PF 2015E Premium & Service Revenue of $37B and Adj.  EBITDA in excess of $1.5B

Programs

Opportunity to leverage specialty programs

Provides scale and expertise in Medicare

Strong quality position with 4 Star plan

Innovative capabilities for value based Exchange & consumer products

Significant growth opportunity in Medicare, Exchanges & other Gov’t  programs

Expanded Leadership in CA, FL and TX

Growth

Expanded growth pipeline

In first year, GAAP EPS accretion of >10% and Adjusted EPS  accretion > 20%

Prudent capital structure with debt to capital of ~40%

Centene + Health Net